				EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Income from continuing operations	$35,622	$29,664	$72,431	$62,070

Add:
Portion of rents representative of the interest factor	283	247	540	490
Interest on indebtedness	35,653	34,331	71,719	68,361
Out-of-market mortgage adjustment	1,817	1,873	3,635	3,747
Preferred dividends	5,775	2,525	10,503	5,050
Net income as adjusted	$79,150	$68,640	$158,828	$139,718

Fixed charges:
Interest on indebtedness	$35,653	$34,331	$71,719	$68,361
Out-of-market mortgage adjustment	1,817	1,873	3,635	3,747
Capitalized interest	6,636	1,346	12,491	2,155
Preferred dividends	5,775	2,525	10,503	5,050
Portion of rents representative of the interest factor	283	247	540	490
Fixed charges	$50,164	$40,322	$98,888	$79,803

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
CHARGES AND PREFERRED DIVIDENDS	1.58	1.70	1.61	1.75

Net income available to common shareholders	$70,002	$87,741	$116,659	$139,825
Depreciation and amortization	34,438	32,710	68,474	65,158
Gain on sale of properties	(38,253)	(58,654)	(53,198)	(77,353)
Funds from operations	66,187	61,797	131,935	127,630
Add:
Portion of rents representative of the interest factor	283	247	540	490
Preferred dividends	5,775	2,525	10,503	5,050
Interest on indebtedness	35,653	34,331	71,719	68,361
Out-of-market mortgage adjustment	1,817	1,873	3,635	3,747
Funds from operations as adjusted	$109,715	$100,773	$218,332	$205,278

RATIO OF FUNDS FROM OPERATIONS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS	2.19	2.50	2.21	2.57